STATE of DELAWARE

CERTIFICATE of TRUST

The undersigned, being the initial trustee of the Dynamic Alternatives Fund, desiring to form a statutory trust pursuant to the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.), hereby certifies as follows:

1.	The name of the statutory trust is: Dynamic Alternatives Fund (the “Fund”).

2.	The name and business address of the Fund’s registered agent in the State of Delaware is:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

3.	The Fund is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust as of this 24th day of March, 2021.

By: /s/ Jeffrey G. Wilkins

Jeffrey G. Wilkins, Trustee